Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251883

Prospectus Supplement No. 1 to Reoffer Prospectus

of

Fisker Inc.

16,649,574 Shares of Class A Common Stock under

the 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan

This Prospectus Supplement, dated May 20, 2021 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by Fisker Inc. (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on January 4, 2021 (the “Prospectus”), relating to the resale of Class A common stock, par value $0.00001 per share (the “Common Stock”), of the Company which may be offered and sold from time to time by certain of our executive officers and directors (the “Selling Securityholders”) who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), who have acquired or will acquire such shares in connection with the exercise of stock options granted, and with stock or other awards made, and with the purchase of stock under, the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) and 2020 Employee Stock Purchase Plan. This Supplement covers 16,649,574 shares of Common Stock (the “Shares”) including (i) shares of Common Stock (inclusive of restricted stock unit awards granted under the 2020 Plan) and (ii) shares issuable upon exercise of options granted to such Selling Securityholders under the 2020 Plan that are owned by the Selling Securityholders.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our Common Stock is quoted on the New York Stock Exchange under the symbol “FSR”. On May 19, 2021, the closing sales price of our Common Stock on the New York Stock Exchange was $12.50 per share.

The Shares may be offered from time to time by any or all of the Selling Securityholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as such Selling Securityholder may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution” in the Prospectus. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not control or determine the price at which a Selling Securityholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

The Selling Securityholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares of those Selling Securityholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

You should carefully read and consider the risk factors under Item 1A of our Annual Report on Form 10-K/A for the year ended December 31, 2021 (the “Form 10-K”) for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the captions “Description of Securities” and “Selling Securityholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of Selling Securityholders contained in the Prospectus. Terms not otherwise defined herein shall have the meanings set forth in the Prospectus.

The date of this Supplement is May 20, 2021

DESCRIPTION OF SECURITIES

The information set forth in the section titled “Description of Capital Stock” of the Form 10-K is incorporated herein by reference.

SELLING SECURITYHOLDERS

The following table sets forth information with respect to the Selling Securityholders and the shares of our Class A common stock beneficially owned by the Selling Securityholders as of May 18, 2021 and the percentage of beneficial ownership is calculated based on 295,245,786 shares of Common Stock, comprised of 162,891,658 shares of Class A common stock and 132,354,128 shares of Class B common stock outstanding as of such date. The Selling Securityholders may offer all, some or none of the shares of Class A common stock covered by this prospectus. The Selling Securityholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the Selling Securityholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of Class A common stock that will actually be held by the Selling Securityholders upon termination of this offering because the Selling Securityholders may offer some or all of their Class A common stock under the offering contemplated by this prospectus or acquire additional shares of Class A common stock. We cannot advise you as to whether the Selling Securityholders will, in fact, sell any or all of such shares of Class A common stock.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

Name of Selling Securityholder(1)	Class A Common Stock Beneficially Owned Prior to the Resale(2)	% of Class A Common Stock Beneficially Owned Prior to the Resale	% of Total Voting Power Prior to the Resale(3)	Class A Common Stock Offered for Resale(2)	Class A Common Stock Beneficially Owned After Completion of the Resale	% of Class A Common Stock Beneficially Owned After Completion of the Resale	% of Total Voting Power After Completion of the Resale(2)
Henrik Fisker(4)(5)	8,391,743	2.9%	45.1%	7,920,984	470,759	*	44.6%
Dr. Geeta Gupta(4)(6)	8,432,486	2.9%	45.1%	7,961,727	470,759	*	44.6%
Wendy J. Greuel(7)	13,581	*	*	13,581	—	*	*
Mark E. Hickson(8)	13,581	*	*	13,581	—	*	*
William R. McDermott(9)	13,581	*	*	13,581	—	*	*
Roderick K. Randall(10)	3,643,783	1.2%	*	241,255	3,402,528	1.2%	*
Nadine I. Watt(11)	380,271	*	*	13,581	366,690	*	*
Mitchell S. Zuklie(12)
Burkhard Huhnke(13)	412,788	*	*	412,788	—	*	*
John Finnucan(14)	55,762	*	*	55,762	—	*	*

*	Less than one percent.
(1)	The business address of each of these shareholders is 1888 Rosecrans Avenue, Manhattan Beach, CA 90266.
(2)

The numbers of shares of Class A common stock reflect all shares of Class A common acquired or issuable to a person pursuant to applicable option grants and/or restricted stock unit (“RSU”) awards previously made irrespective of whether such grants or awards are exercisable, vested or convertible as of the date of this prospectus or will become exercisable, vested or convertible within 60 days after the date of this prospectus.

(3)

Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock, as a single class. Each share of Class B common stock is entitled to ten votes per share and each share of Class A common stock is entitled to one vote per share.

(4)

All share numbers exclude 66,177,064 shares of Class B common stock held by Henrik Fisker and 66,177,064 shares of Class B common stock held by Dr. Geeta Gupta. Voting power assumes and takes into account the voting power of such shares.

(5)

Consists of (i) 50% of the 941,518 shares (470,759 shares) of Class A common stock held by HF Holdco, LLC, and (ii) 7,920,984 shares of Class A common stock issuable upon the exercise of stock options. Mr. Fisker, a member of the Board of Directors serves as a Member of HF Holdco, LLC and as such, has shared voting and dispositive power with respect to the shares held by HF Holdco, LLC. and may be deemed to beneficially own the shares of Class A common stock held by HF Holdco, LLC.

(6)

Consists of (i) 50% of the 941,518 shares (470,759 shares) of Class A common stock held by HF Holdco, LLC, and (ii) 7, 961,727 shares of Class A common stock issuable upon the exercise of stock options. Dr. Gupta, a member of the Board of Directors serves as a Member of HF Holdco, LLC and as such, has shared voting and dispositive power with respect to the shares held by HF Holdco, LLC. and may be deemed to beneficially own the shares of Class A common stock held by HF Holdco, LLC.

(7)	Includes 2,547 shares of Class A common stock issuable upon the exercise of stock options.
(8)	Includes 1,981 shares of Class A common stock issuable upon the exercise of stock options.
(9)	Includes 1,415 shares of Class A common stock issuable upon the exercise of stock options.
(10)

Includes (i) 1,829,662 shares of Class A common stock, (ii) 117,353 shares of Class A common stock issuable upon the exercise of stock options, (iii) 1,543,275 shares of Class A common stock held by the Randall Group’s Series Fisker, and (iv) 29,591 shares of Class A common stock held by the Randall Group’s Fisker Series C. Mr. Roderick Randall, a member of the Board of Directors, is the Managing Director of the Randall Group’s Series Fisker and Fisker Series C (the “Randall Group”). As Managing Director of the Randall Group, Mr. Randall has voting and dispositive power with respect to the shares held by the Randall Group and he may be deemed to beneficially own the shares of common stock held by the Randall Group.

(11)

Includes (i) 366,690 shares of Class A common stock held by the Nadine Watt Jameson Family Trust, of which Ms. Watt is the trustee, and (ii) 2,547 shares of Class A common stock issuable upon the exercise of stock options. Ms. Watt is the sole trustee of the Nadine Watt Jameson Family Trust and holds sole voting and dispositive power with respect to the shares held of record by Nadine Watt Jameson Family Trust.

(12)	Includes 54,461 shares of Class A common stock and 2,734 shares of Class A common stock issuable upon settlement of outstanding RSUs.
(13)	Includes 13,581 shares of Class A common stock issuable upon the exercise of stock options and 5,355 shares of Class A common stock issuable upon settlement of outstanding RSUs.
(14)	Includes 54,324 shares of Class A common stock issuable upon the exercise of stock options and 1,438 shares of Class A common stock issuable upon settlement of outstanding RSUs.

Listing of Common Stock

Our Class A common stock is currently listed on the New York Stock Exchange under the symbol “FSR.”

Other Material Relationships with the Selling Securityholders

Employment Relationships

Each of Mr. Fisker and Dr. Gupta provide services to us on an at-will basis and have entered into severance agreements providing for the payment of severance in certain circumstances described in the Closing 8-K, and each of Messrs. Huhnke and Finnucan entered into an employment agreement with Legacy Fisker in connection with their respective appointment. Each of Dr. Gupta and Messrs. Fisker, Huhnke and Finnucan have provided and continue to provide, services to the Company commensurate with their respective role.

Indemnification Agreement and Directors’ and Officers’ Liability Insurance

The Company entered into indemnification agreements with each of the Company’s directors and executive officers as of the Closing. The indemnification agreements and the Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or executive officer. The Company has obtained an insurance policy that insures its directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

Lock-Up Agreements

Henrik Fisker and Dr. Geeta Gupta have entered into agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, subject to certain customary exceptions, not to (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any Lock-Up Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) for 180 days after the Closing Date. Thereafter, until the 18 month anniversary of the Closing Date, subject to certain customary exceptions, each of Mr. Fisker and Dr. Gupta will also agree not to Transfer more than the lesser of (a) such number of Lock-Up Shares resulting in gross proceeds to him or her of $25,000,000 and (b) 10% of the Lock-Up Shares. Thereafter, until the two year anniversary of the Closing Date, subject to certain customary exceptions, each of Mr. Fisker and Dr. Gupta will also agree not to Transfer more than the number of Lock-Up Shares that, together with any amounts Transferred pursuant to the immediately preceding sentence, would constitute 80% of the Lock-Up Shares.